Exhibit 4.1

Description of the Registrant’s Securities

Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following summary describes all material provisions of our capital stock.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

•        Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

•        Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

•        Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

•        Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•        Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock will be entitled to receive the same per share consideration.

Our common stock is listed on The Nasdaq Global Market under the symbol “HWCC.”

Preferred Stock

Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock.

Other Provisions of Our Certificate of Incorporation and By-Laws

No Stockholder Action by Written Consent. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

No Ability to Call Special Meetings. Our certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance Notice Procedures for Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting and upon giving of notice and provided that the stockholder has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Anti-Takeover Effects of Delaware Law

We are subject to provisions of the Delaware General Corporation Law that prohibit a publicly-held Delaware corporation from engaging in any “business combination” transaction with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•        prior to this date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining this status;

•        upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to this time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within the past three years owned 15% or more of a corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.